EXHIBIT 3.2

CERTIFICATE OF CORRECTION TO
SECOND CERTIFICATE OF AMENDMENT
TO
THE SEVENTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GREAT BASIN SCIENTIFIC, INC.

Great Basin Scientific, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.
The Second Certificate of Amendment to the Seventh Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc. filed with the Secretary of State of the State of Delaware on December 10, 2015 (the “Second Certificate of Amendment”), requires correction as permitted by Section 103 of the Delaware General Corporation Law.

2.	The Second Certificate of Amendment as filed was inaccurate in the following respect: A change to the par value of the Corporation’s common stock was not effected as intended.

3.	The Second Certificate of Amendment so filed is corrected in the following manner: Article FIRST and Article SECOND are amended in their entirety to read as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation (the “Board”) resolutions were duly adopted authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware amendments (the “Amendment”) to the Corporation’s seventh amended and restated certificate of incorporation (the “Certificate of Incorporation”) to reclassify, change, and convert every sixty (60) outstanding shares of the Corporation’s common stock, par value $0.001 per share (“Common Stock”), into one (1) share of Common Stock, par value $0.0001 per share.   The par value of the Corporation’s Common Stock shall be reclassified and amended from $0.001 per share to $0.0001 per share.

SECOND:

1.	Article IV of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A. The total number of shares of capital stock the Corporation is authorized to issue is Two Hundred and Five Million (205,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and Five Million (5,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

B. The holders of shares of the Common Stock shall be entitled to vote on all matters to be voted on by the stockholders of the Corporation and shall be entitled to one vote for each share thereof held of record.

C. The Preferred Stock may be issued from time to time by the board of directors as shares of one or more classes or series, without further stockholder approval. Subject to the provisions hereof and the limitations prescribed by law, the board of directors is expressly authorized, by adopting resolutions providing for the issuance of shares of any particular class or series and, if and to the extent from time to time required by law, by filing with the Delaware Secretary of State a certificate setting forth the resolutions so adopted pursuant to the DGCL, to establish the number of shares to be included in each such class or series and to fix the designation and relative powers, including voting powers (which may be full, limited or non-voting powers), preferences, rights, qualifications and limitations and restrictions thereof, relating to the shares of each such class or series. The rights, privileges, preferences and restrictions of any such additional class or series may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote), or senior to any of those of any present or future class or series of Preferred Stock or Common Stock. The board of directors is also authorized to increase or decrease the number of authorized shares of any class or series of Preferred Stock prior or subsequent to the issue of that class or series, but not below the number of shares of such class or series then outstanding. In case the number of shares of any class or series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.

The authority of the board of directors with respect to each class or series shall include, but not be limited to, determination of the following:

(i) the distinctive class or serial designation of such class or series and the number of shares constituting such class or series;

(ii) the annual dividend rate on shares of such class or series, if any, whether dividends shall be cumulative and, if so, from which date or dates;

(iii) whether the shares of such class or series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(iv) the obligation, if any, of the Corporation to retire shares of such class or series pursuant to a sinking fund;

(v) whether shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(vi) whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

(vii) the rights of the shares of such class or series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and

(viii) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such class or series.

D. Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, every sixty (60) shares of the Corporation’s issued and outstanding Common Stock, par value $0.001 per share, that are issued and outstanding immediately prior to 5:00 pm EST on December11, 2015 shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share, provided that in the event a stockholder would otherwise be entitled to a fraction of a share of Common Stock pursuant to the provisions of this Article, such stockholder shall receive one whole share of Common Stock in lieu of such fractional share and no fractional shares shall be issued.  The par value of the Corporation’s Common Stock shall be reclassified and amended from $0.001 per share to $0.0001 per share.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 15th day of September, 2016.

GREAT BASIN SCIENTIFIC, INC.

By:  /s/ Jeffrey Rona
Name: Jeffrey Rona
Title: Chief Financial Officer